EXHIBIT 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(the "Company")

Immediate report regarding the amendment of a special collective agreement dated December 5, 2006 between the Company and the workers' organization and the General Federation of Labor

Immediate notification is hereby provided that on August 30, 2015, the Company's Board of Directors approved Amendment (No. 5) to the special collective agreement of December 5, 2006, between the Company, the workers' organization and the New General Federation of Labor (the "Collective Agreement"). The following are the primary approved amendments:

1.	Extension of the collective agreement and retirement arrangements up to December 31, 2021, and the amendment thereof.

2.	The Company may, at its discretion, terminate up to 203 regular employees (including a new regular employee) each year as part of the retirement arrangements.

3.	The estimated cost of the agreement, including wage improvements and not including employee retirement which is given to the discretion of the Company, is approximately NIS 280 million throughout the term of the Agreement (of which NIS 30 million is dependent on the Company's results).

The above information constitutes a translation of an Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.